WESTPAC SECURITISATION MANAGEMENT PTY LIMITED

LEVEL 19, 275 KENT STREET PLACE

SYDNEY NEW S. WALES 2000 AUSTRALIA

May 9, 2007

VIA EDGAR AND FACSIMILE

Ms. Hanna T. Teshome

Special Counsel

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Westpac Securitisation Management Pty Limited
Registration Statement on Form S-3
No. 333-140399

Dear Ms. Teshome:

Westpac Securitisation Management Pty Limited hereby requests acceleration of the effectiveness of the above-referenced Registration Statement (the “Registration Statement”) so that the Registration Statement will become effective at 12 p.m. on May 11, 2007 or as soon thereafter as practicable.

In connection with our request for acceleration, we hereby acknowledge that:

•

should the Securities and Exchange Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Securities and Exchange Commission from taking any action with respect to the filing;

•

the action of the Securities and Exchange Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Chris Bannister
Name: Chris Bannister Title: Principal Executive Officer